OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Ellison Rains, Inc.

230 East Champion Street
Bellingham, WA 98225

www.ellisonrains.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## THE OFFERING

Maximum 107,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | Ellison Rains Inc. |
| **Corporate Address** | 230 East Champion Street, Bellingham, WA |
| **Description of Business** | An integrated comedy entertainment provider across both live stages and digital platforms. |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $1.00 |
| **Minimum Investment Amount (per investor)** | $250 |

**The 10% Bonus for StartEngine Shareholders**

Ellison Rains Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

**Multiple Closings**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

### The company's business

*Description of Business*

Ellison Rains Inc. (ER) is a start-up phase company, established to make strategic acquisitions in the comedy club industry, to organize and host comedy events, as well as to build a digital content library which can be delivered and licensed across multiple platforms including satellite radio, television, and streaming services.

**ER IS A SUBSIDIARY COMPANY OF ELLISON RAINS ENTERPRISES INC (ERE). ERE IS START UP CANADIAN COMPANY THAT INTENDS TO PERFORM THE SAME BUSINESS ACTIVITY IN CANADA THAT ER WILL INDEPENDENTLY PERFORM IN THE US MARKET. ERE currently owns 100% of ER shares. ERE is currently approximately 95% owned by Darrly Lenox, CEO and Gary Yuill, CFO with the remaining 5% held by minority shareholders.**

ER intends to acquire comedy clubs, organize and host comedy events in venues outside of the club, as well as commence their digital strategy. Pending continued operational success and possibly additional rounds of financing there may also explore the opportunity to acquire additional clubs to add to ER's operations. ER has evaluated several comedy clubs in Canada and the US to develop a franchise network or as possible acquisition targets. ER's goal is to grow the network of franchise or corporate clubs to up to 50 locations across North America within the next five years.

*Revenue Model*

Comedy club revenues are generated by ticket sales and food and beverage sales. ER's research indicates that a well run club can generate $12 per patron for ticket sales and $13 per patron on food and beverage, on average, and can attract between 35,000 and 50,000 patrons per year. Revenues from comedy events hosted at venues other than clubs are primarily from ticket sales. (Source: Yuischi Inc. dba Yuk Yuks Vancouver).

Development of a library of digital comedy content will enhance ER's brand and reputation as well as generate recurring revenue in the form of licensing fees from television broadcasters, streaming services, and satellite radio outlets. The potential addition of a mobile application (which will offer ticket promotions, merchandise, live stream comedy shows and other proprietary comedy content) is another revenue opportunity for ER.

ER also intends to develop co-branding and sponsorship opportunities to increase brand awareness, enhance marketing, and increase attendance and spend per attendee.

*Long-term Goals*

Within five years, EE plans to build a network of up to 50 franchise or corporate comedy club locations across North America and aims to build an integrated entertainment company focused on promoting comedy events, comedy tours, and festivals, and to produce and distribute comedy content across multiple platforms. ER will also explore expansion outside of North America as comedy entertainment is appreciated worldwide.

*Competition*

In the comedy club industry, there is only one significant comedy club chain -- Yuk Yuks with 14 locations. There are two significant chains in the US -- Funny Bone with 11 locations (eastern US), and Improv Comedy Clubs with 22 locations.

*Market*

The global Media & Entertainment (M&E) market reached $1.9 trillion in revenues in 2016 (Source: PWC), North American Theater Box Office revenues were $11.4 B in 2016 (Source: Statista), and US Live Comedy revenues in 2014 were estimated to be $300 M (Source: Billboard.com) indicating that the market for out of home entertainment is substantial and there is a large and growing market for live comedy entertainment in North America.

http://www.thedrum.com/news/2017/06/07/pwc-report-global-entertainment-and-media-revenues-hit-22tn-2021

https://www.trade.gov/topmarkets/pdf/Media_and_Entertainment_Executive_Summary.pdf

https://www.statista.com/statistics/271869/box-office-revenue-in-the-us-and-canada/

https://www.billboard.com/articles/events/live/6091827/live-top-arena-comedy-tours

*Liabilities and Litigation*

N/A.

**The team**

**Officers and directors**

| Darryl Lenox | CEO, Officer and Director |
|---|---|
| Garry Yuill | CFO, Officer and Director |

Darryl Lenox
Darryl is a seasoned comic and entertainment entrepreneur, having spent 27 years performing in the best clubs, theaters, and festivals in North America, along with digital radio and television. He has made appearances on Conan O'Brien, Comedy Central, WTF with Marc Maron, Starz (TV channel), BET, and A&E (TV channel). His stand-up special "Blind Ambition" was filmed at The Vogue Theatre in Vancouver, BC and picked up by the Starz network. Some of his career accomplishments include opening for Chuck Berry and Maxi Priest, winner of Best New Play at Vancouver Fringe Festival, and winner of Seattle Comedy Competition. His extensive experience spans talent management as well as negotiations and dealings with agents, general managers, club owners, and media executives. 1991 - Present: Self-employed - Professional Comedian. (Part-Time 10 Hours per week now) 2018 - Present: Ellison Rains Inc. - CEO, Officer, and Director. Primarily works as CEO (Part-Time 25 Hours per week). 2017 - Present: Ellison Rains Enterprises Inc. - CEO, Officer, and Director (Part-Time 25 Hours per week).

Garry Yuill
Garry has a BA in economics, an MBA, and is a CPA. He opened and has operated the Yuk Yuk's Vancouver comedy club for the past five years; one of the largest franchises in the Yuk Yuk's network. Garry's previous experience includes accounting and analysis for large publicly traded entertainment and media companies as well as teaching undergraduate marketing, finance, and management accounting over the past 20 years. 2012 - Present: Yuischi Inc. - CFO, Officer, and Director of Yuischi Inc. (Part-Time 10 Hours per week now) 2018 - Present: Ellison Rains Inc. - CFO, Officer, and Director. (Part-Time 25 Hours per week) 2017 - Present: Ellison Rains Enterprises Inc. - CEO, Officer, and Director (Part-Time 25 Hours per week)

Number of Employees: 2

**Related party transactions**

The company has not conducted any related party transactions.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **There are several potential competitors who may be better positioned than we are to take the majority of the market** We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company .** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the product and service offerings are a good idea, that the Company will be able to secure the intellectual property rights to comedy content and that the company will secure the marketing rights to the content, that we will be able to successfully market and sell tickets and content, that we can price them right and sell them to enough people so that the company will succeed. We have yet to sell any products. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to pursue our strategy.** We may need to raise money from bank loans, future sales of securities or some combination thereof. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."
- **Any valuation at this stage should be considered speculation.** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **May not meet projections** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand, people think its a better option than the competition and the company has priced the services at a level that allows the company to make a profit and still attract business.
- **Speculation** Highly Speculative – The purchase of these Common Shares is highly speculative. A potential Subscriber should only buy them if it can bear the risk of the entire loss of its investment and has no need for liquidity. An investment in these Common Shares should not constitute a major portion of the Subscriber's portfolio.
- **Managing Growth** The Issuer is planning on rapid growth. Future operating results will depend on management's ability to manage this anticipated growth,

hire and retain qualified employees, properly generate revenues and control expenses. A decline in the growth rate of revenues will have a material adverse effect on the business, results of operations, cash flows and financial condition.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Ellison Rains Enterprises Inc. (ERE), 100.0% ownership, Common Shares
- Darryl Lenox, 62.0% ownership, Common Shares of Ellison Rains Enterprises Inc.
- Garry Yuill, 33.0% ownership, Common Shares of Ellison Rains Enterprises Inc.

### Classes of securities

- Common Shares: 3,000,000

#### Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 3,000,000 shares currently outstanding.

#### Voting Rights *(of this security)*

The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

#### Dividend Rights (*include if applicable* )

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

### Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

### Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any Preferred Shares and any additional classes of stock that we may designate in the future.

## What it means to be a Minority Holder

As a minority holder of Common Shares, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

**Financial Statements**

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

**Financial Condition**

**Results of Operation**

ER has not yet generated any revenues and do not anticipate doing so until we have opened or acquired a comedy club, hosted a comedy event, or produced comedy content, which we do not anticipate occurring until the third quarter of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation as there is currently minimal expenses for legal and administration currently.

During the operation thus far Ellison Rains has:

- Recruited a base team with diverse skill sets.
- An organized system of event coordinators and distributors from the comedic industry.
- Developed a web platform to help coordinate their future events.

Revenue

Revenue for the fiscal year 2017 was $0 which is conducive to the startup still being in a business development phase.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, research expenses and expenses of event development!

Costs for development and sourcing of event relationships and various business expense for the past 8 months have totaled to approximately $0. This is only due to the company being newly formed and will likely dramatically increase in the future. Major expenses moving forward include hosting fees, marketing costs, office rental, salaries and sales costs.

Historical results and cash flows are representative of what investors should expect in the future, investors should expect that costs of operation and growth will be higher as development and team expansion occurs.

**Financial Milestones**

ER intends to build an integrated entertainment company focused on promoting comedy events, comedy tours, and festivals; as well as to produce and distribute comedy content across multiple platforms.

ER has evaluated several comedy clubs in Canada and the US as possible partners, franchises, or acquisition targets. ER's eventual goal is to become the largest comedy club chain across Canada and the US, with a slate of up to 50 partner, franchise, or corporate clubs within the next five years.

Management currently forecasts the company will generate positive net income beginning in 2019.

In the short term, ER intends to raise between $10,000 and $107,000 with which they can commence a digital strategy (capture digital audio and produce comedy albums) and establish one or more comedy clubs and/or partner venues.

In our next potential raise, of between $107,000 and $1M we will be able to add up to four comedy clubs and include event hosting to our operations as well.

Longer term, ER intends to raise additional rounds of financing to build out the network of comedy clubs.

**Liquidity and Capital Resources**

To date, ER is a start up and has no operations. It has incurred some minimal expenses in legal, accounting, and other professional fees and administration.

The company will continue to have minimal operating expenses in the near term. If the company is successful with the minimum raise in this offering, we will be able to commence our strategy on a small scale. We anticipate that we could keep expenses contained so that there would be at least a year of runway.

Our plan is to continue to seek additional capital under crowdfunding offerings, equity or debt issuances, and other methods available to the company throughout 2018 to further our strategy and commence operations in comedy clubs, hosting of comedy events, and kicking off digital content production.

**Indebtedness**

To date the company has not incurred debt.

**Recent offerings of securities**

None

**Valuation**

$3,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the stocks merely reflect the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Funny Bone and Improv Comedy Clubs, and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

| | **Offering Amount Sold** | **Offering Amount Sold** |
|---|---|---|
| **Total Proceeds:** | $10,000 | $107,000 |
| Less: Offering Expenses | | |
| StartEngine Fees (10% total fee) | $1,000 | $10,700 |
| Professional Fees | $6,000 | $6,000 |
| **Net Proceeds** | $3,000 | $90,300 |
| **Use of Net Proceeds:** | | |
| Comedy club development | $0 | $87,300 |
| Working Capital | $3,000 | $3,000 |

| Total Use of Net Proceeds | $3,000 | $90,300 |
|---|---|---|

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will enable us the available proceeds to lease a location and establish a comedy club as our head office and flagship club.

The offering proceeds from this capital raise will be used to fund the purchase and development of a comedy club location. $87,300 of the funds would be used specifically for the leasing and remodeling of a comedy club. The remaining $3,000 will allow the working capital to keep the day-to-day operations of the company continued.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 10% on all funds raised. We will pay Start Engine $1,000 if we only raise the minimum target amount and $10,000 if we raise the maximum offering amount.

*Irregular Use of Proceeds*

The Company will not incur any irregular use of proceeds.

## REGULATORY INFORMATION

**Disqualification**

No disqualifying event has been recorded in respect to the company or its officers or directors.

**Compliance failure**

The company has not previously failed to comply with Regulation CF.

**Annual Report**

The company will make annual reports available on its website www.ellisonrains.com in the investors section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Ellison Rains, Inc.

*[See attached]*

I, Gary Yuill, the CFO of Ellison Rains Inc, hereby certify that the financial statements of Ellison Rains Inc and notes thereto for the periods ending December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information to be reported on our federal income tax returns.

For the year 2017 the amounts to be reported on our tax returns are total income of $0, taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 26th of April, 2018.

Gary Yuill, CFO

April 26, 2018

# ELLISON RAINS INC

## FINANCIAL STATEMENTS
## (UNAUDITED)

## AS OF AND FOR THE YEARS ENDED
## DECEMBER 31, 2017

Ellison Rains Inc
Index to Financial Statements
(unaudited)

**ELLISON RAINS INC**
**BALANCE SHEETS**
**DECEMBER 31, 2017**
(unaudited)

| | |
|---|---|
| Assets | |
| Current Assets: | |
| Cash | $ - |
| Total Current Assets | $ - |
| | |
| Non-Current Assets | |
| Property, Plant & Equipment | $ - |
| Intangible Assets | $ - |
| Total Non-Current Assets | $ - |
| Total Assets | $ - |
| | |
| Liabilities and Equity | |
| | |
| Current Liabillities | |
| Trade and other borrowings | $ - |
| Short-term borrowings | $ - |
| Total Current Liabilities | $ - |
| | |
| Non-Current Liabilities | $ - |
| Long-term borrowings | $ - |
| Total Non-Current Liabilities | $ - |
| Total Liabilities | $ - |
| | |
| Stockholders' Equity | |
| Common Stock Issued and Outstanding | - |
| Subscription Receivable | - |
| Retained Earnings | $ - |
| Total Stockholders' Equity | $ - |
| Total Liabilities and Stockholders' Equity | $ - |

**ELLISON RAINS INC**
**STATEMENTS OF OPERATIONS**
**FOR DECEMBER 31, 2017**
(unaudited)

| | December 31, 2017 |
|---|---|
| Revenue | $ - |
| Cost of Sales | - |
| Gross Profit | |
| Operating Expenses- | |
| General and Administrative | - |
| Total Operating Expenses | |
| Net Income | $ - |

## ELLISON RAINS
## STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR DECEMBER 31, 2017
(unaudited)

| | Common Stock | | Subscription Receivable | Retained Earnings | Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| | - | $ - | $ - | $ - | $ - |
| December 31, 2017 | | | | | |
| Issuance of Founders Shares | 100 | 0 | - | - | - |
| Net Income | - | - | - | - | - |
| | - | $ - | $ - | $ - | $ - |

**ELLISON RAINS**
**STATEMENTS OF CASH FLOWS**
**FOR DECEMBER 31, 2017**
(unaudited)

| | December 31, 2017 |
|---|---|
| Cash Flows From Operating Activities | |
| Net Income | $ - |
| Net Cash Used in Operating Activities | $ - |
| Increase in Cash and Cash Equivalents | |
| Cash and cash equivalents, beginning of period | $ - |
| Cash and cash equivalents, end of period | $ - |
| Supplemental Disclosures of Cash Information: | |
| Cash paid for interest | $ - |
| cash paid for income taxes | $ - |
| | |
| Non Cash Investing and Financing Activities: | |
| Subscription Receivable | $ - |

## NOTE 1 – NATURE OF OPERATIONS

Ellison Rains Inc. was formed on October 13, 2017 ("Inception") in the State of Washington. The financial statements of Ellison Rains Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Ellison Rains Inc. plans to be in the business of developing or acquiring comedy clubs, organizing and promoting comedy events, and producing and distributing comedy audio and video content.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from ticket sales, merchandise sales, and content royalties when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are

fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**
The Company has no debt at the time of these statements.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*
We have authorized the issuance of 100,000 shares of our common stock with par value of $0. As of April 26, 2018 the company has currently issued 100 shares of our common stock.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

The Company has had no related party transactions at the time of these statements.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 26, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

Ellison Rains is pending **StartEngine Approval.**



0
Investors

$0.00
Raised of $10K - $107K goal

# Ellison Rains

Comedy clubs, events, and content.

Small OPO · Bellingham, WA · Events · Accepting International Investment



## An Integrated Comedy Entertainment Company

Invest in Ellison Rains



ERE is a start-up phase company, established to:
develop North America's largest chain of comedy clubs
to host comedy events, tours and festivals
to produce digital content to be licensed across multiple platforms
(satellite radio, television, web, streaming services, etc.)


Ellison Rains (ER) is a startup-phase company, established to make strategic acquisitions in the comedy club industry, to organize and host comedy events, as well as to build a digital content library which can be delivered and licensed across multiple platforms, including satellite radio, television, and streaming services.

With early rounds of financing, ER intends to organize and host comedy events, as well as commence their digital strategy on a small scale. As additional funds are raised, ER intends to develop a network of comedy clubs.

ER has evaluated several comedy clubs in the US as possible partners, franchises, or acquisition targets. ER's goal is to become one of largest comedy club chains in the United States within the next five years.

## The Offering

**INVESTMENT OPPORTUNITY**

$1/share of Common Stock | When you invest you are betting the company's future equity value will exceed $3.1M.

Minimum current raise: **$10,000**
Maximum current raise: **$107,000**

In the short term, ER intends to raise between $10,000 and $107,000 with which they can commence a digital strategy (capture digital audio and produce comedy albums) and establish one or more comedy clubs and/or partner venues.

Longer term, ER intends to raise additional rounds of financing to build out the network of comedy clubs.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.


*For details on the bonus, please see the **Offering Summary** below.*



### Comedy Clubs

In our experience, clubs in larger cities will offer shows Tuesday thru Sunday, typically with two shows on Friday and Saturday nights. Clubs in smaller cities will offer three to five shows per week. Typical clubs seat between 180 and 300 people, offering an up close and engaging entertainment experience. Comedy club revenues are generated by ticket sales and food and beverage sales, so all clubs will be liquor-licensed establishments and offer snacks and convenient food choices.



### Comedy Events

Outside of the clubs, through venue partnerships and rentals, ER intends to promote comedy shows, tours and festivals featuring well-known comedians across the United States.
Revenues from comedy events hosted at venues other than clubs are primarily from ticket sales.



### Digital Content

We believe the increasing popularity of digital content brings new opportunity for the traditional comedy club business. Having a baseline of clubs and events would provide ER with access to a broad range of comedic talent. ER intends to use this unique platform to capture digital content, which can potentially be licensed and distributed to traditional broadcasters, streaming services, and other media outlets.



### Blockchain/ICO

**Utility Token:** ER will explore the opportunity of developing and launching a Utility Token that might serve as a currency in this space and possibly double as a loyalty/rewards program.

**Security Token:** Beyond the initial equity crowdsourcing raise, ER may also explore launching an ICO with Security Tokens to attract additional investors.

## Business Plan

**Purchasing Clubs**

Clubs can be in a leased space and started for a small capital investment, which is worthwhile for cities with large enough market potential. We will be able to partner with existing venues (i.e. pubs or theatres) in smaller markets to host periodic shows (e.g. weekly or monthly). Also, even with a minimum raise, we can commence our digital strategy on a small scale to capture and produce/distribute comedy content.

Developing a network of clubs is the first step in building an entertainment company with multiple revenue streams. The physical comedy clubs are the platform from which multiple sources of revenues can be generated, beyond the traditional ticket sales and food and beverage sales.



**Stage 1 (Anticipated)**



**Stage 2 (Anticipated)**

- Become a premier source of comedic content for websites and applications, TV, and streaming services.

- Host comedy events at outside venues and possibly establish permanent locations (clubs)
- Launch a digital content strategy

- Continue to expand the network of clubs across major markets by opening new clubs or supplanting current clubs. The Company intends to become the US's largest chain of comedy clubs.

**Implementing The Integrated Entertainment Company**

A comedy special for Netflix or HBO does not get written and performed once. It takes many sets, rewrites, and performances to perfect that comedy show beforehand. That's where the clubs come in. They are the rehearsal space for popular comics and the launching pad for up-and-coming acts. It is like being vertically integrated into a more traditional business. If you own a chain of clubs, you most probably have access to many talented comedic artists and you can also offer them the opportunity to digitize and monetize that content as their production/ distribution partner. This sets you apart from independent clubs and gives both the Artist and Ellison Rains access to a new revenue stream outside of the comedy clubs.

We believe it is becoming a handheld world, and it is our mission to make comedic content available on multiple platforms. We hope to obtain viewers/listeners/audience members with an omni-channel marketing strategy.

**Acquisition Strategy**

We have identified some clubs that are currently operating independently and see the value of becoming part of a chain (marketing potential, cost efficiencies, access to comedic talent, etc.). We plan to either franchise or rebrand clubs under our umbrella, or we aim to acquire (as in some cases they are operated by owners looking for an exit strategy).



## Market Opportunity

Canada and US Theater Box Office revenues were $11.4 B in 2016 (Source: Statista) and US Live Comedy revenues in 2014 were estimated to be
$300 M (Source: Billboard.com), with the number of people who visited comedy clubs in the United States steadily increasing from 14.2 million in 2011 to 18.3 million in 2017 (Source: Statistica). This indicates that the market for out-of-home entertainment is substantial and still growing.

PWC's Entertainment and Media Outlook projects that global entertainment and media will rise at a compound annual growth rate ("CAGR") of 4.4% from 2016 through to 2020 and reach US$2.2 trillion in revenue by 2021. Deloitte's 2017 Media and Entertainment Industry Outlook estimates on-demand video viewers in the U.S. will grow from 181 million in 2015 to 209 million by 2021, indicating there is also a large market for content production and distribution.

## Invest in Ellison Rains Today!

ER intends to grow dramatically over the next several years and will be reinvesting its operating cash flow into the continued growth of the company. Once operations have reached an optimal level, management will consider the best exit strategy for its shareholders. This may include a strategic merger or acquisition, or an initial public offering.

**Help us transform the entertainment industry one step at a time by investing in Ellison Rains today!**


ERE
ELLISON RAINS

Q3 2018
Secure initial financing (ANTICIPATED )

Q4 2018
Capture digital audio, produce comedy albums (ANTICIPATED )

Q4 2018
Secure lease(s) for comedy club(s) (ANTICIPATED )

2019
Secure additional financing (ANTICIPATED )

2019+
Add more clubs to chain, Comedy App, Digital video production (ANTICIPATED )

2020+
Explore utility token, security token, and blockchain (ANTICIPATED )

In the Press

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## Meet Our Team



**Darryl Lenox**
CEO, Officer and Director
*Darryl is a seasoned comic and*

*entertainment entrepreneur, having spent 27 years performing in the best clubs, theaters, and festivals in North America, along with digital radio and television. He has made appearances on Conan O'Brien, Comedy Central, WTF with Marc Maron, Starz (TV channel), BET, and A&E (TV channel). His stand-up special "Blind Ambition" was filmed at The Vogue Theatre in Vancouver, BC and picked up by the Starz network. Some of his career accomplishments include opening for Chuck Berry and Maxi Priest, winner of Best New Play at Vancouver Fringe Festival, and winner of Seattle Comedy Competition. His extensive experience spans talent management as well as negotiations and dealings with agents, general managers, club owners, and media executives. 1991 - Present: Self-employed - Professional Comedian. (Part-Time 10 Hours per week now) 2018 - Present: Ellison Rains Inc. - CEO, Officer, and Director. Primarily works as CEO (Part-Time 25 Hours per week). 2017 - Present: Ellison Rains Enterprises Inc. - CEO, Officer, and Director (Part-Time 25 Hours per week).*



**Garry Yuill**

CFO, Officer and Director

*Garry has a BA in economics, an MBA, and is a CPA. He opened and has operated the Yuk Yuk's Vancouver comedy club for the past five years; one of the largest franchises in the Yuk Yuk's network. Garry's previous experience includes accounting and analysis for large publicly traded entertainment and media companies as well as teaching undergraduate marketing, finance, and management accounting over the past 20 years. 2012 - Present: Yuischi Inc. - CFO, Officer, and Director of Yuischi Inc. (Part-Time 10 Hours per week now) 2018 - Present: Ellison Rains Inc. - CFO, Officer, and Director. (Part-Time 25 Hours per week) 2017 - Present: Ellison Rains Enterprises Inc. - CEO, Officer, and Director (Part-Time 25 Hours per week)*

## Offering Summary

Maximum 107,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | Ellison Rains Inc. |
| **Corporate Address** | 230 East Champion Street, Bellingham, WA |
| **Description of Business** | An integrated comedy entertainment provider across both live stages and digital platforms. |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $1.00 |
| **Minimum Investment Amount (per investor)** | $250 |

**The 10% Bonus for StartEngine Shareholders**

Ellison Rains Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

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